UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LAVA THERAPEUTICS N.V.

(Name of Subject Company (Issuer))

XOMA ROYALTY CORPORATION

(Name of Filing Persons (Offeror))

Common Shares, with a nominal value of €0.12 Per Share

(Title of Class of Securities)

N51517105

(CUSIP Number of Class of Securities)

Owen Hughes

XOMA Royalty Corporation

2200 Powell Street, Suite 310

Emeryville, California 94608

Tel. (510) 204-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Branden C. Berns

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600

San Francisco, CA 94111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by XOMA Royalty Corporation, a Nevada corporation (“Purchaser”), to purchase all of the issued and outstanding common shares, with a nominal value of €0.12 per share (“Shares”), in the capital of LAVA Therapeutics N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Utrecht, the Netherlands, registered with the Dutch trade register under number 65335740 (“LAVA”), for a price per Share of (i) $1.16 (the “Base Price Per Share”), (ii) an additional amount of cash of up to $0.08 per Share (such amount as finally determined pursuant to the Purchase Agreement (as defined below), the “Additional Price Per Share” and together with the Base Price Per Share, the “Cash Amount”), payable subject to any applicable tax withholding and without interest, and (iii) one non-transferable contractual contingent value right (“CVR”) for each Share, which shall represent the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (as described below), subject to any applicable tax withholding and without interest (such amount, the “CVR Amount,” and together with the Cash Amount, the “Offer Consideration”), all upon the terms and subject to the conditions described in the Offer to Purchase, dated August 15, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively. Accordingly, the total Cash Amount that Purchaser may pay pursuant to the terms of the Offer and Purchase Agreement is between $1.16 and $1.24 per Share. The Offer is being made pursuant to the Share Purchase Agreement, dated as of August 3, 2025 (together with any amendments or supplements thereto, the “Purchase Agreement”), among LAVA and Purchaser, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Offer to Purchase.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

The subject company and the issuer of the securities subject to the Offer is LAVA Therapeutics N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Utrecht, the Netherlands, registered with the Dutch trade register under number 65335740. For purposes of compliance with applicable requirements of the Securities Act of 1933, as amended, and Securities Exchange Act of 1934, as amended, any shareholder communication required to be sent to LAVA’s principal executive offices may be sent to LAVA Therapeutics N.V., Yalelaan 62, 3584 CM Utrecht, the Netherlands. LAVA’s telephone number is (800) 311- 6892.

This Schedule TO relates to the Shares. According to LAVA, as of the close of business on August 14, 2025, there were: (i) 26,305,295 Shares issued and outstanding, and (ii) 7,712,499 Shares subject to outstanding LAVA Stock Options.

The information concerning the principal market on which the Shares are traded, and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in “Special Factors—Section 3. Price Range of Shares; Dividends” of the Offer to Purchase, are incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)–(c) The filing company of this Schedule TO is Purchaser. Purchaser’s principal executive office is located at 2200 Powell Street, Suite 310, Emeryville, California 94608. Purchaser’s telephone number is (510) 204-7200.

Purchaser was incorporated in Delaware in 1981 and redomiciled as a Bermuda-exempted company in December 1998. Effective December 31, 2011, Purchaser redomiciled from Bermuda back to Delaware. Purchaser subsequently reincorporated in Nevada on May 30, 2025. Purchaser’s primary business is as a biotech royalty aggregator with a sizable portfolio of economic rights to future potential milestone and royalty payments associated with partnered commercial and pre-commercial therapeutic drug candidates. The executive officers of Purchaser are Owen Hughes, its Chief Executive Officer, Tom Burns, its Senior Vice President, Finance and Chief Financial Officer, Bradley Sitko, its Chief Investment Officer, and Maricel Montano, its Chief Legal Officer. Each executive officer of Purchaser is a United States citizen and has a business address located at 2200 Powell Street, Suite 310, Emeryville, California 94608.

The information set forth in “The Tender Offer—Section 6. Certain Information Concerning Purchaser” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x), (xii), (a)(2)(i)-(v), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix), (xi), (a)(2)(vi) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with LAVA,” “Special Factors—Section 2. Purpose of the Offer and Plans for LAVA,” “The Tender Offer—Section 5. Certain Information Concerning LAVA,” “The Tender Offer—Section 6. Certain Information Concerning Purchaser” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “Special Factors—Section 2. Purpose of the Offer and Plans for LAVA,” “Special Factors—Section 3. Price Range of Shares; Dividends,” “Special Factors—Section 4. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 1. Terms of the Offer” and “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 8. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in “Special Factors—Section 2. Purpose of the Offer and Plans for LAVA,” “The Tender Offer—Section 6. Certain Information Concerning Purchaser” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser” of the Offer to Purchase and “Item 3—Identity and Background of the Filing Person” hereof is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in “Special Factors—Section 1. Background of the Offer; Contacts with LAVA,” “The Tender Offer—Section 3. Procedures for Tendering Shares” and “The Tender Offer—Section 12. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, Purchaser’s financial statements are not considered material because (i) the consideration offered consists solely of cash, (ii) the Offer is not subject to any financing condition and (iii) Purchaser is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with LAVA,” “Special Factors—Section 2. Purpose of the Offer and Plans for LAVA,” “Special Factors—Section 4. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 6. Certain Information Concerning Purchaser,” “The Tender Offer—Section 7. Summary of the Purchase Agreement and Certain Other Agreements” and “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated August 15, 2025.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)**	Press Release of LAVA issued on August 4, 2025 (incorporated by reference to Exhibit 99.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(d)(1)**	Share Purchase Agreement, by and among XOMA Royalty Corporation and LAVA Therapeutics N.V., dated August 3, 2025 (incorporated by reference to Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(d)(2)*	Confidentiality Agreement dated June 2, 2025 between LAVA and Purchaser.

(d)(3)**	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit C of Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(d)(4)**	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit D of Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.
**	Previously Filed.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2025

XOMA Royalty Corporation

By:	/s/ Owen Hughes
	Name:	Owen Hughes
	Title:	Chief Executive Officer